EXHIBIT 99.1

Westport Fuel Systems Announces Closing of Marketed Public Offering and Exercise of Over-Allotment Option

VANCOUVER, British Columbia, June 08, 2021 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (TSX | Nasdaq: WPRT) (“Westport Fuel Systems” or the “Company”), a global leader in alternative fuel, low-emissions transportation technologies, today announced the closing of its previously-announced underwritten marketed public offering of common shares (“Common Shares”) in the United States and Canada for gross proceeds to the Company of US $115,115,000 (the "Offering"). The Company issued a total of 20,930,000 shares, including 2,730,000 shares following the exercise in full by the underwriters of their over-allotment option. The shares were issued at a price to the public of US $5.50 per share.

Westport Fuel Systems intends to use the net proceeds of the Offering primarily for capital expenditures to expand and automate production capacity of the Company’s high pressure direct injection (“HPDI”) products to meet customer demand, and to advance the research and development of the Company's HPDI technology to decarbonize transportation economically and efficiently, including using hydrogen fuel. The remainder of the funds are to be allocated for potential acquisitions of bolt-on businesses that offer complementary capabilities or technologies to existing businesses, to further strengthen the balance sheet, as well as for general corporate purposes.

The Offering was conducted through a syndicate of underwriters led by RBC Capital Markets and J.P. Morgan as joint bookrunners, and including Oppenheimer & Co. as senior co-manager and Craig-Hallum as co-manager.

No securities regulatory authority has either approved or disapproved the contents of this news release. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

About Westport Fuel Systems

Westport Fuel Systems is driving innovation to power a cleaner tomorrow. The company is a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global automotive industry. Westport’s technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America and South America, the company serves customers in more than 70 countries with leading global transportation brands. For more information, visit www.wfsinc.com.

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking information" within the meaning of applicable securities laws ("forward looking statements"). Forward looking statements are frequently characterized by words such as "expect", "intend", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this press release include statements regarding expected use of the proceeds raised. These forward looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause the Company's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks, uncertainties and assumptions include those related to COVID-19, its duration, effects and government responses thereto and the price and timing for the Offering share sales, issuance of Common Shares, the general economy, conditions of and access to the capital and debt markets, solvency, governmental policies and regulation, fluctuations in foreign exchange rates, as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position that are described in the Prospectus Supplement, the Shelf Prospectus and the Registration Statement, as well as in the Company's continuous disclosure filings available under the Company's SEDAR profile at www.sedar.com and under the Company's EDGAR profile at www.sec.gov. In addition, the effects and the impact of the COVID-19 outbreak, are unknown at this time and could cause actual results to differ materially from the forward-looking statements contained herein. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. The Company disclaims any obligation to publicly update or revise such statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by law.

Investor Inquiries:
Christine Marks
Investor Relations
T: +1 604-718-2046
E: invest@wfsinc.com